UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

1.125% Senior Convertible Notes Due 2014

(Title of Class of Securities)

161133 AD5 & 161133 AE3

(CUSIP Numbers of Class of Securities)

Colin D. Stern

Executive Vice President, General Counsel and Secretary

3750 State Road

Bensalem, Pennsylvania 19020

(215) 245-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Frank Lopez, Esq.

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$140,828,462	$16,139

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 1.125% Senior Convertible Notes Due 2014 (the “Securities”), as described herein, is approximately $1,002.69 per $1,000 principal amount at maturity outstanding. As of June 27, 2012, there was $140,451,000 in aggregate principal amount at maturity of Notes outstanding, resulting in an aggregate maximum purchase price of $140,828,462.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012, issued September 29, 2011, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $16,139	Filing Party: Charming Shoppes, Inc.

Form or Registration No.: 005-33215	Date Filed: June 28, 2012

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2012, by Charming Shoppes, Inc., a Pennsylvania corporation (the “Company”). The Schedule TO was filed by the Company, with respect to the right of each holder (the “Holder”) of the Company’s 1.125% Senior Convertible Notes Due 2014 (the “Notes”) to require the Company to purchase, and the obligation of the Company to purchase, each $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, July 27, 2012 ( the “Fundamental Change Repurchase Date”), pursuant to the terms and conditions of the Notice of Fundamental Change, Offer to Purchase and Entry Into Supplemental Indenture to Holders of 1.125% Senior Convertible Notes Due 2014, dated June 28, 2012 (the “Notice of Fundamental Change”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, the Indenture and the Notes.

The Schedule TO was, and this Amendment No. 1 is being, filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Schedule TO, including the Fundamental Change Notice, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Notice of Fundamental Change.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

“The cash tender offer, which commenced on June 28, 2012, expired at 11:59 p.m., New York City time, on Thursday, July 26, 2012 (the “Exercise Expiration Date”). Subject to the terms and conditions of the Fundamental Change Notice, the Company accepted for purchase all Notes that had been validly surrendered and not validly withdrawn prior to the Exercise Expiration Date, in the principal aggregate amount of $139,229,000, representing approximately 99.1% of all outstanding Notes.

The Company promptly deposited with the Paying Agent an amount of cash sufficient to pay for the surrendered Notes validly tendered and not validly withdrawn prior to the Exercise Expiration Date, and instructed the Paying Agent to promptly distribute the payment in accordance with the procedures as outlined in the Fundamental Change Notice and the Indenture.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

“On July 27, 2012, the Company issued a press release announcing the results of the cash tender offer, which expired at 11:59 p.m., New York City time, on Thursday, July 26, 2012. A copy of such press release is filed as Exhibit (a)(1)(C) to this Schedule TO and incorporated herein by reference.”

Item. 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

“(a)(1)(C) Press Release, dated July 27, 2012, issued by the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARMING SHOPPES, INC.

By:	/s/ Eric M. Specter
Name:	Eric M. Specter
Title:	Executive Vice President and Chief Financial Officer

Dated: July 27, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Notice of Fundamental Change, Offer to Purchase and Entry into Supplemental Indenture to Holders of 1.125% Senior Convertible Notes Due 2014, dated June 28, 2012.

(a)(1)(B)*	Press Release, dated June 28, 2012, issued by the Company.

(a)(1)(C)	Press Release, dated July 27, 2012, issued by the Company.

(b)	Not applicable.

(d)(1)	Indenture, between the Company and Wells Fargo Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on May 3, 2007.

(d)(2)	First Supplemental Indenture, dated as of June 14, 2012, between the Company and Wells Fargo Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on June 15, 2012.

(d)(3)	Agreement and Plan of Merger, dated as of May 1, 2012, by and among Ascena Retail Group, Inc., Colombia Acquisition Corp. and Charming Shoppes, Inc., is incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on May 3, 2012.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on June 28, 2012 as an exhibit to the Schedule TO.